APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

the nada cart llc

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	60,076.06
Sales of Product Income	0.46
Total Income	**$60,076.52**
Cost of Goods Sold	
Cost of Goods Sold	12,902.29
Total Cost of Goods Sold	**$12,902.29**
GROSS PROFIT	**$47,174.23**
Expenses	
Advertising & Marketing	2,463.32
Bank Charges & Fees	200.50
Car & Truck	4,550.97
Contractors	20,695.56
Insurance	299.00
Job Supplies	6,187.80
Meals & Entertainment	2,608.88
Office Supplies & Software	1,811.44
Rent & Lease	6,380.00
Square Fees	9.14
Supplies & Materials	102.70
Taxes & Licenses	719.44
Travel	4,705.81
Utilities	770.80
Total Expenses	**$51,505.36**
NET OPERATING INCOME	**$ -4,331.13**
NET INCOME	**$ -4,331.13**

the nada cart llc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK	-1,277.26
Total Bank Accounts	**$ -1,277.26**
Total Current Assets	**$ -1,277.26**
TOTAL ASSETS	**$ -1,277.26**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	7,616.30
Retained Earnings	-4,562.43
Net Income	-4,331.13
Total Equity	**$ -1,277.26**
TOTAL LIABILITIES AND EQUITY	**$ -1,277.26**


the nada cart llc

Statement of Cash Flows

January - December 2021


	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,331.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -4,331.13**
FINANCING ACTIVITIES	
Owner's Investment	3,317.30
Retained Earnings	-618.00
Net cash provided by financing activities	**$2,699.30**
NET CASH INCREASE FOR PERIOD	**$ -1,631.83**
Cash at beginning of period	354.57
CASH AT END OF PERIOD	**$ -1,277.26**


the nada cart llc

Profit and Loss
January - December 2022


	TOTAL
Income	
Sales	325,604.71
Unapplied Cash Payment Income	2,000.00
Total Income	**$327,604.71**
Cost of Goods Sold	
Cost of Goods Sold	52,593.86
Total Cost of Goods Sold	**$52,593.86**
GROSS PROFIT	**$275,010.85**
Expenses	
Advertising & Marketing	5,550.55
Bank Charges & Fees	137.91
Business membership	721.98
Car & Truck	2,633.93
Gas Keneddy	182.42
Total Car & Truck	**2,816.35**
Contractors	186,188.50
Insurance	2,178.90
Interest Paid	1,026.80
Job Supplies	13,910.24
Meals & Entertainment	2,247.41
Entertainment - Keneddy	189.58
Total Meals & Entertainment	**2,436.99**
Office Supplies & Software	1,877.05
Software	137.21
Total Office Supplies & Software	**2,014.26**
Reimbursable Expenses	2,415.33
Rent & Lease	32,523.84
Clovers Kitchen Rent	2,458.00
Total Rent & Lease	**34,981.84**
Repairs & Maintenance	23.50
Supplies & Materials	3,668.15
Taxes & Licenses	1,666.34
Travel	6,908.96
Utilities	879.69
Total Expenses	**$267,526.29**
NET OPERATING INCOME	**$7,484.56**
NET INCOME	**$7,484.56**

the nada cart llc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK	23,034.33
Total Bank Accounts	**$23,034.33**
Other Current Assets	
keneddy lavour	29,055.61
Uncategorized Asset	0.00
Total Other Current Assets	**$29,055.61**
Total Current Assets	**$52,089.94**
Fixed Assets	
Machinery & Equipment	2,700.00
Total Fixed Assets	**$2,700.00**
TOTAL ASSETS	**$54,789.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
K.	7,177.20
returned item credit	0.00
S.	13,925.44
Total Credit Cards	**$21,102.64**
Other Current Liabilities	
due to/ from The Business Backers	24,780.00
Total Other Current Liabilities	**$24,780.00**
Total Current Liabilities	**$45,882.64**
Total Liabilities	**$45,882.64**
Equity	
Opening Balance Equity	2,700.00
Owner's Investment	7,616.30
Retained Earnings	-8,893.56
Net Income	7,484.56
Total Equity	**$8,907.30**
TOTAL LIABILITIES AND EQUITY	**$54,789.94**

the nada cart llc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,484.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	2,000.00
keneddy lavour	-29,055.61
Uncategorized Asset	0.00
K.	7,177.20
returned item credit	0.00
S.	13,925.44
due to/ from The Business Backers	24,780.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,827.03**
Net cash provided by operating activities	**$24,311.59**
INVESTING ACTIVITIES	
Machinery & Equipment	-2,700.00
Net cash provided by investing activities	**$ -2,700.00**
FINANCING ACTIVITIES	
Opening Balance Equity	2,700.00
Net cash provided by financing activities	**$2,700.00**
NET CASH INCREASE FOR PERIOD	**$24,311.59**
Cash at beginning of period	-1,277.26
CASH AT END OF PERIOD	**$23,034.33**

I, keneddy lavour, certify that:

1. The financial statements of the nada cart llc included in this Form are true and complete in all material respects; and
2. The tax return information of the nada cart llc included in this Form reflects accurately the information reported on the tax return for the nada cart llc for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *keneddy lavour*

Name: keneddy lavour

Title: owner